Contact

www.linkedin.com/in/paresh-
patel-8b97a3172 (LinkedIn)

Paresh Patel

Breybourne Stadium Chicagoland USA | Breybourne Cricket Club
Chicago USA | Breybourne Cape Town South Africa | Professional
Sports Team | Sports Properties
Chicago, Illinois, United States

Summary

Seen all over the world by 2+ billion, but it's not the Super Bowl.
It has a bat and a ball, but it's not the World Series. THIS IS
CRICKET!!! Breybourne Cricket Club and Breybourne Sixers are a
Professional Cricket Club in Chicago and Cape Town, South Africa
respectively. Breybourne organization is in the process of building a
home @ Breybourne Stadium in Chicago suburb of Oswego, IL.

Experience

Breybourne Cricket Club
Chairman & CEO
July 2012 - Present (12 years 2 months)
Chicago, Illinois, United States

Breybourne Cricket Club is a Professional Cricket club based in Chicago.
Mission of the organization is to develop world class infrastructure and a
premier club in USA and around the globe. Stadium process has begun to
establish Home of Breybourne with a spectator capacity of up to 24,000 in
Chicago suburbs.

Education

University of Chicago
Foundation Course, Financial Mathematics · (2011 - 2012)

Roosevelt University
Master of Science - MS, Computer Science · (1998 - 2003)

National Institute of Information Technology, Mumbai
Technical Certification, Computer Software Engineering · (1994 - 1997)

University of Mumbai

Bachelor of Commerce - BCom, International Business/Trade/
Commerce · (1994 - 1997)